UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Palm, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
696643105

(CUSIP Number)
Fred Anderson
Elevation Partners, L.P.
2800 Sand Hill Road, Suite 160
Menlo Park, CA 94025
(650) 687-6700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 17, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		65,641,052

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,641,052

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,641,052

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	33.6%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

	PN

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		65,641,052*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,641,052*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,641,052*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

PN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		65,641,052*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,641,052*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,641,052*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Employee Side Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		23,215

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,215

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,215

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	less than 0.1%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

	OO

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Required. Elevation Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		23,215*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,215*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,215*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Fred Anderson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,664,267*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

65,664,267*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,664,267*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Marc Bodnick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,664,267*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

65,664,267*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,664,267*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Paul Hewson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,664,267*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

65,664,267*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,664,267*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Roger McNamee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		10,467 **

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,664,267*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,467 **

WITH	10	SHARED DISPOSITIVE POWER

65,664,267*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,674,734*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
*   The Reporting Person disclaims beneficial ownership of 65,664,267 of such shares as described under Item 5.
** The Reporting Person and Ann K. McNamee hold these shares as trustees of the McNamee Trust U/T/A/D 3/27/1996.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only): Not Applicable. Bret Pearlman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		65,664,267*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

65,664,267*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,664,267*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

          This Amendment No. 4 supplements and amends Items 4, 5 and 7 of the statement on Schedule 13D filed on November 5, 2007, as amended by Amendment No. 1 filed on December 23, 2008, Amendment No. 2 filed on January 12, 2009 (“Amendment No. 2”) and Amendment No. 3 filed on March 10, 2009 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.
Item 4. Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the last three paragraphs in Amendment No. 2 and replacing them with the following:
Registration Rights Agreement
          In connection with the Series C Closing, the Purchasers entered into an amendment and restatement of the Original Registration Rights Agreement with the Issuer, dated as of January 9, 2009 (the “Amended Registration Rights Agreement”), to reflect Purchasers’ acquisition of the Series C Preferred Stock and Warrants and the Common Stock issuable upon conversion or exercise thereof (as applicable) and to treat such Common Stock as registrable securities thereunder. On March 17, 2009, the Issuer entered into Amendment No. 1 to Amended Registration Rights Agreement (the “Amendment to Registration Rights Agreement”) with Elevation and Side Fund to treat Common Stock acquired by Elevation and Side Fund in the Public Offering as registrable securities under the Amended Registration Rights Agreement.
          Under the Amended Registration Rights Agreement, as amended by the Amendment to Registration Rights Agreement, the Purchasers have certain demand registration rights, including pursuant to a shelf registration, and piggyback registration rights to cause the Issuer to register under the Securities Act the sale of Common Stock held by the Purchasers, including shares of Common Stock for which the shares of Series B Preferred Stock and Series C Preferred Stock are convertible and for which the Warrants are exercisable.
          The description of the terms and conditions of the Series B Purchase Agreement, Securities Purchase Agreement, Amended Series B Certificate of Designation, Series C Certificate of Designation, Warrants, Amended Stockholders Agreement, Amended Registration Rights Agreement and Amendment to Registration Rights Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Series B Purchase Agreement attached hereto as Exhibit 3, the Securities Purchase Agreement attached hereto as Exhibit 7, the Amended Series B Certificate of Designation attached hereto as Exhibit 8, the Series C Certificate of Designation attached hereto as Exhibit 9, the form of Warrant attached hereto as Exhibit 10, the Amended Stockholders Agreement attached hereto as Exhibit 11, the Amended Registration Rights Agreement attached hereto as Exhibit 12, and the Amendment to Registration Rights Agreement attached hereto as Exhibit 16, each of which is incorporated by reference.

Item 5. Interest in Securities of the Issuer
          Item 5 of the Schedule 13D is hereby amended and supplemented by inserting immediately after the fourth paragraph the following new fifth paragraph:
          On March 10, 2009, the Underwriters’ exercised in full the Over-Allotment Option for 3,468,750 shares of Common Stock, reducing the Reporting Persons’ beneficial ownership percentages as described in the Schedule 13D.
Item 7. Material to Be Filed as Exhibits
          Item 7 of the Schedule 13D is hereby amended and supplemented by adding an additional exhibit as follows:
16.	Amendment No. 1 to Amended and Restated Registration Rights Agreement, dated March 17, 2009, among Palm, Inc., Elevation Partners, L.P. and Elevation Employee Side Fund, LLC (filed herewith).

Signatures
          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: March 18, 2009

ELEVATION PARTNERS, L.P.

By:	Elevation Associates, L.P., as General Partner

By:	Elevation Associates, LLC, as General Partner

By:	* Name: Fred Anderson Title: Manager

ELEVATION ASSOCIATES, L.P.

By:	Elevation Associates, LLC, as General Partner

By:	*

Name: Fred Anderson Title: Manager

ELEVATION ASSOCIATES, LLC

By:	*

Name: Fred Anderson Title: Manager

ELEVATION EMPLOYEE SIDE FUND, LLC

By:	Elevation Management, LLC, as Managing Member

By:	*

Name: Fred Anderson Title: Manager

ELEVATION MANAGEMENT, LLC

By: *

Name: Fred Anderson Title: Manager

*

Fred Anderson

*

Marc Bodnick

*

Paul Hewson

*

Roger McNamee

*

Bret Pearlman

* /s/ Tracy Hogan

Attorney-in-fact for Reporting Persons pursuant to Power of Attorney